UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 001-41773

Adlai Nortye Group Ltd.

77 Robinson Road

#20-01 Robinson 77

Singapore 068896

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Results of the September 30, 2026 Extraordinary General Meeting

As previously reported by Adlai Nortye Group Ltd. (the “Company”), the Company held its Extraordinary General Meeting of shareholders (“EGM”) on September 30, 2026, at 10 a.m., Singapore time, at Meeting Room 35A, Level 35, The Gateway West, 150 Beach Road, Singapore 189720. Holders of a total of 40,433,365 ordinary shares, out of a total of 193,193,810 ordinary shares issued and outstanding and entitled to vote as of the record date of August 28, 2026, were present in person or by proxy at the EGM, constituting a quorum. All resolutions presented to the shareholders at its EGM were duly passed. Capitalized terms not otherwise defined in this report shall have the meanings assigned to them in the Company’s notice of the EGM dated August 26, 2026.

The full text of each resolution was included in the notice of the EGM, which was filed with the Securities and Exchange Commission on Form 6-K on August 26, 2026. The full text of the Form 6-K containing the resolutions is also available on the Company’s website, https://ir.adlainortye.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adlai Nortye Group Ltd.

By:	/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors

Date: September 30, 2026

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